UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number 1-11965

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q [_] Form N-SAR

For the quarterly period ended September 30, 2002

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

ICG COMMUNICATIONS, INC.
(Full Name of Registrant)

161 Inverness Drive West
Englewood, Colorado 80112
(Address of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or
           Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On November 14, 2000, ICG Communications, Inc. (the "Company") and most of its subsidiaries (except for certain non-operating entities) filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code in the Federal Court for the District of Delaware (the "Bankruptcy Court").  On July 26, 2002, the Company filed in the Bankruptcy Court a proposed modified plan of reorganization (the "Modified Plan") and a supplement to its previously filed disclosure statement.  On October 10, 2002, the "Effective Date", the Company's Modified Plan became effective and the Company emerged from Chapter 11 bankruptcy protection.  All of the Company's pre-petition publicly traded debt and equity securities were cancelled in accordance with the Modified Plan.  Distribution of the new common shares is to take place on a date that has not yet been determined, but is expected to occur no later than December 31, 2002.  These events are described more fully in the Company's Form 8-K dated October 9, 2002.

As required by the Modified Plan, on the Effective Date all members of the Company's Board of Directors resigned and new members were appointed.  The new Board of Directors has not yet had an opportunity to meet formally with the Company's management, appoint an Audit Committee, or review the information included in the Company's Form 10-Q for the quarterly period ended September 30, 2002 (the "Form 10-Q").  Management has determined that it would be appropriate and prudent to give the Board of Directors additional time to do so before filing the Form 10-Q.  The Board of Directors has been consulted on this matter and agrees with management's decision to delay the filing of the Form 10-Q.

The first Board of Directors meeting is scheduled for early December 2002.  Management expects to file the Form 10-Q on or before December 15, 2002.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

         John V. Colgan           (303)                   414-5343
         (Name)                       (Area Code)       (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of
         1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [_] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes  [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III for explanation.

ICG Communications, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2002                                                                                  /s/  Richard E. Fish, Jr.
                                                                                                                           Richard E. Fish, Jr.
                                                                                                                           Executive Vice President and
                                                                                                                           Chief Financial Officer
                                                                                                                           (Principal Financial Officer)